SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________

SCHEDULE 13D
__________________________

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Virginia Mines Inc.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

927864108
(CUSIP Number)

Sean Roosen
Chief Executive Officer
Osisko Gold Royalties Ltd
1100 Avenue des Canadiens-de-Montreal #300
Montreal, Quebec, Canada
H3B 2S2
(514) 940-0670
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 1, 2014
(Date of Event which Requires Filing of this Statement)

__________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 927864108	13D	Page 2 of 8 Pages

(1)	Name of Reporting Person Osisko Gold Royalties Ltd
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [ ]
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC, OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or	2(e) [ ]
(6)	Citizenship or Place of Organization Quebec, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 3,562,616
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 3,562,616
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,562,616
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 9.95%
(14)	Type of Reporting Person (See Instructions) CO

This Schedule 13D is being filed on behalf of Osisko Gold Royalties Ltd (“Osisko”) relating to the common shares, no par value (the “Common Shares”), of Virginia Mines, Inc., a Canadian corporation (“Virginia”).

Item 1.             Security and Issuer

This Schedule 13D relates to the Common Shares of Virginia.  The address of the principal executive office of Virginia is 300 Rue St Paul, Suite 200, Quebec City, Quebec, Canada G1K 7R1.

Item 2.             Identity and Background

Osisko, a company existing under the Québec Business Corporations Act is a gold-focused royalty and stream company whose cornerstone asset is a 5% Net Smelter Royalty ("NSR") royalty on the world-class Canadian Malartic gold mine, located in Malartic, Quebec. Osisko also holds a 2% NSR royalty on the Upper Beaver, Kirkland Lake and Hammond Reef gold exploration projects in Northern Ontario. Its principal business address and the address of the principal office is 1100 avenue des Canadiens-de-Montreal, Suite 300, P.O. Box 211, Montreal, Québec H3B 2S2.

The executive officers and directors of Osisko are Sean Roosen, John F. Burzynski, Elif Lévesque, Bryan A. Coates, Joseph de la Plante, Joanne Ferstman, Victor H. Bradley, Charles E. Page and Françoise Bertrand (collectively, the "Officers and Directors"). The business address of each Officer and Director is 1100 avenue des Canadiens-de-Montréal, Suite 300, P.O. Box 211, Montreal, Québec H3B 2S2.

Mr. Roosen's present principal occupation or employment is Chair of the Board of Directors and Chief Executive Officer of Osisko.

Mr. Burzynski's present principal occupation or employment is Senior Vice President, New Business Development of Osisko.

Ms. Lévesque's present principal occupation or employment is Chief Financial Officer and Vice President, Finance of Osisko.

Mr. Coates' present principal occupation or employment is President of Osisko.

Mr. de la Plante's present principal occupation or employment is Vice President, Corporate Development of Osisko.

Ms. Ferstman's present principal occupation or employment is the Chair of Dream Office Real Estate Investment Trust, an unincorporated, open-ended real estate investment trust, with its principal office located at State Street Financial Centre, 30 Adelaide Street East, Suite 1600, Toronto, Ontario, Canada, and a member of its audit committee.  She is also Director of Dream Unlimited Corp., a real estate company, also with its principal office located at State Street Financial Centre, 30 Adelaide Street East,

Suite 1600, Toronto, Ontario, Canada, and Chair of its audit committee.  She is also Director of Excellon Resources Inc., a mining company, with its principal office located at 20 Victoria Street, Suite 900, Toronto, Ontario, Canada.  She is also Director of Aimia Inc., a loyalty solutions company, with its principal office located at 525 Viger Avenue West, Suite 1000, Montreal, Québec, Canada, and Chair of its human resources and compensation committee and a member of its audit committee.

Mr. Bradley's present principal occupation or employment is Chartered Professional Accountant and Corporate Director of Osisko.

Mr. Page's present principal occupation or employment is Professional Geologist and Corporate Director of Osisko.

Ms. Bertrand's present principal occupation or employment is President and Chief Executive Officer of the Fédération des chambres de commerce du Québec, an organization representing the interests of businesses in Québec, with its principal office located at 555, boul. René-Lévesque Ouest, bureau 1100, Montréal, Québec, Canada H2Z 1B1.

Mr. Roosen, Mr. Burzynski, Ms. Lévesque, Mr. Coates, Mr. Joseph de la Plante, Ms. Ferstman, Mr. Bradley, Mr. Page and Ms. Bertrand are citizens of Canada.

Osisko and its Officers and Directors have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Osisko and its Officers and Directors have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not, as a result of such a proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.             Source and Amount of Funds or Other Consideration

The net purchase price of the 1,175,000 of Common Shares purchased by Osisko in market transactions was Cdn$15,222,750 (including commissions).  The source of funds used in making the purchase of these Common Shares was cash held by Osisko.  An additional 2,387,616 Common Shares were acquired in exchange for 2,196,607 common shares of Osisko ("Osisko Shares").  See Item 5(c).

Item 4.             Purpose of Transaction

Osisko .acquired the 3,562,616 Common Shares, described in Item 5(a), to support the Arrangement.  See Item 6 – Arrangement Agreement.

Osisko may, from time to time, increase or decrease its ownership of Common Shares depending on market and other conditions. Pursuant to the Virginia

Share Ownership Agreement between Osisko and Virginia dated November 16, 2014 (see Item 6 - Virginia Share Ownership Agrement), Osisko may purchase such number of Common Shares as may bring Osisko up to an aggregate maximum ownership of 14.9% of the issued and outstanding Common Shares, whether such purchases are completed by Osisko with Virginia's shareholders directly, through the facilities of the Toronto Stock Exchange, or on terms acceptable to Virginia, directly with Virginia.

Except as set forth in this Item 4, Osisko has no present plans or proposals that relate to or would result in any of the actions specified in paragraphs (a) through (j) of item 4 of Schedule 13D.

Item 5.            Interest in Securities of the Issuer

(a)           As of the date hereof, Osisko beneficially owns the aggregate number and percentage of outstanding Common Shares set forth below:

Reporting Person	Aggregate Number of Common Shares Beneficially Owned	Percentage of Outstanding Common Shares

Osisko Gold Royalties Ltd	3,562,616	9.95%

The percentage of outstanding Common Shares in the table above is based on 35,797,363 Common Shares outstanding as of December 5, 2014.

(b)           Osisko has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 3,562,616 Common Shares.

(c)           During the past 60 days, Osisko has effected the following transactions with respect to Common Shares.  All such transactions were effected in the open market.

Transaction Date	Number of Common Shares Purchased	Average price per Common Share

11/24/2014	175,000	Cdn $12.53
11/28/2014	1,000,000	Cdn $13.03

In addition, on November 16, 2014, Osisko entered into a share purchase agreement (the “Share Purchase Agreement”) with Libra Fund II Luxembourg S.A.R.L (the “Seller”), to acquire from the Seller 2,387,616 Common Shares in exchange for 2,196,607 Osisko Shares.  This transaction closed on November 28, 2014.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Arrangement Agreement

On November 16, 2014, Osisko and Virginia entered into a definitive agreement and plan of arrangement (the "Arrangement Agreement") to combine the two companies to create a new leading intermediate royalty company with two world-class gold royalty assets in Quebec (the “Arrangement”). Under the terms of the Arrangement, each Common Share will be exchanged for 0.92 Osisko Shares. Upon completion of the Arrangement, existing Osisko and Virginia shareholders will own approximately 61% and 39% of the combined company, pro forma the concurrent private placements of Common Shares by Virgina to la Caisse de dépôt et placement du Quebec and le Fonds de solidarité FTQ, respectively, on a basic basis.  Special shareholder meetings for each company to vote on the Arrangement are expected to be held in January 2015, with closing thereafter.  Pursuant to the Arrangement, Osisko expects to acquire all the issued and outstanding Common Shares, and to delist the Common Shares from the Toronto Stock Exchange.

Virginia Share Ownership Agreement

In connection with the entering into of the Arrangement Agreement, Osisko and Virginia entered into an agreement, dated as of November 16, 2014 (the “Virginia Share Ownership Agreement”), which sets out certain rights and obligations of Osisko and Virginia in connection with, among other things, ownership of Virginia Shares.

Pursuant to the Virginia Share Ownership Agreement, Osisko and Virginia have provided mutual standstills to each other, other than in respect of the Arrangement and certain permitted purchases of Virginia Shares by Osisko. Under the Virginia Share Ownership Agreement, Osisko is permitted to purchase such number of Virginia Shares as may bring Osisko up to an aggregate maximum ownership of 14.9% of the issued and outstanding Virginia Shares, whether such purchases are completed by Osisko with Virginia shareholders directly, through the facilities of the Toronto Stock Exchange or, on terms acceptable to Virginia, directly with Virginia. The standstill provision will terminate upon the occurrence of certain events, but no later than October 3, 2015.

Osisko has also covenanted to vote, or cause to be voted, in respect of certain types of matters, any Virginia Shares owned by Osisko in excess of 9.9% of the outstanding Virginia Shares, in a manner consistent with the recommendation made by the Virginia Board of Directors in certain circumstances and, if a change of control occurs, Osisko has covenanted to vote, or cause to be voted, in respect of certain types of matters, all Virginia Shares owned by Osisko, in a manner consistent with the recommendations made by the Virginia Board of Directors. Further, Osisko has the right, in the event of certain financings by Virginia involving the issuance from treasury of Virginia Shares, to subscribe for up to that number of Virginia Shares sufficient for Osisko to maintain the percentage of Virginia Shares that it beneficially owns as of the date of the public announcement of such financing.

Share Purchase Agreement

See the second paragraph of Item 5(c).

There are no other contracts, arrangements, understandings or relationships among Osisko, its Officers and Directors and any other person with respect to any securities of Virginia.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Arrangement Agreement, dated as of November 16, 2014, between Osisko and Virginia.

Exhibit 99.2	Share Ownership Agreement, dated as of November 16, 2014, between Osisko and Virginia.

Exhibit 99.3	Share Purchase Agreement, dated as of November 16, 2014, between Osisko and Libra Fund II Luxembourg S.A.R.L.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2014	Osisko Gold Royalties Ltd

By: /s/ Sean Roosen
Name: Sean Roosen
Title: Chief Executive Officer